                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-8A

                   NOTIFICATION OF REGISTRATION FILED PURSUANT
             TO SECTION 8 (a) OF THE INVESTMENT COMPANY ACT OF 1940

          The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

                                   ----------

Name:

                         RMR Asia Pacific Real Estate Fund

Address of Principal Business Office (No. & Street, City, State Zip Code):

                         400 Centre Street
                         Newton, Massachusetts 02458

Telephone Number (including area code):

                         (617) 332-9530

Name and address of agent for service of process:

                         Thomas M. O'Brien, President
                         400 Centre Street
                         Newton, Massachusetts 02458

Check Appropriate Box:

     Registrant is filing a Registration Statement pursuant to Section 8 (b) of the Investment Company Act of 1940, as amended, concurrently with the filing of form N-8A:

                         YES /X/    NO / /

                                   SIGNATURES

     Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Newton, Commonwealth of Massachusetts on the 17th day of February, 2006.


                                 RMR Asia Pacific Real Estate Fund
                                 (Name of Registrant)


                                 By:   /s/ Thomas M. O'Brien
                                    ------------------------------
                                      Thomas M. O'Brien
                                      President


Attest:  /s/ Jennifer B. Clark
       ----------------------------
       Jennifer B. Clark
       Secretary


     The name RMR Asia Pacific Real Estate Fund is the designation of the Trustees under the Agreement and Declaration of Trust, dated February 14, 2006, as may be amended from time to time. The Agreement and Declaration of Trust has been filed with the Commonwealth of Massachusetts. The obligations of the Fund are not personally binding upon, nor shall resort be had to, the private property of any of the Trustees, shareholders, officers, employees or agents of the Fund, but only the Fund's property shall be bound.